SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of December 18, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURES
KLM CAPACITY IN LINE WITH ORIGINAL PLANS IN 2004 SUMMER SCHEDULE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: December 18, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ J.E.C. de Groot

Name: J.E.C. de Groot Title: SVP & General Secretary

03/088

KLM CAPACITY IN LINE WITH ORIGINAL PLANS
IN 2004 SUMMER SCHEDULE

AMSTELVEEN, December 8, 2003 — KLM Royal Dutch Airlines will this summer restore capacity to the level originally projected last year. KLM cut back capacity substantially during the 2003/04 summer and winter schedules, in response to declining demand as a result of the SARS crisis. The upcoming summer schedule commences on Sunday, March 28, 2004, and ends on Saturday, October 30, 2004.

KLM will launch scheduled services to the new destinations Riga in Latvia and Kristiansand in Norway at the start of the 2004 summer schedule. In addition, KLM will adjust flight frequency and switch aircraft types on many routes, in response to traffic developments.

Europe The new roundtrip services to Riga and Kristiansand will be operated by KLM cityhopper with Fokker 70 aircraft. Riga will be served twice daily and Kristiansand once daily. Services to Bristol, Budapest, Edinburgh, Glasgow and Hanover will be reduced by one flight a day, but larger aircraft types will be deployed on most of these routes.

North America KLM and Northwest Airlines will further extend their successful joint venture this summer, with additional KLM-operated services to Minneapolis and Houston. Flight frequency between Amsterdam and Minneapolis will be raised from two to three daily roundtrips, while frequency between Amsterdam and Houston will increase from seven to nine weekly roundtrips. The number of weekly roundtrips between Amsterdam and Miami will be reduced from seven to five. KLM will deploy its new Boeing 777-200 ERs on routes to New York JFK and San Francisco in the summer of 2004. Capacity will be increased on daily services to Toronto by deploying Boeing 747-400s instead of Boeing 777s.

Central & South America Flight frequency to Caracas will be raised from four to five weekly roundtrips as of May 1, 2004.

Services to São Paulo will be operated by Boeing 777s in the summer of 2004.

Asia/Pacific This summer, KLM will begin exercising its extended landing rights for China and Japan, operating daily roundtrips to Beijing, Shanghai and Tokyo. Several weekly flights to Shanghai and Tokyo will be operated with Boeing 777 equipment.
Frequency to Almaty will be raised from three to four weekly roundtrips.

Africa Frequency to Cape Town will be reduced from seven to five weekly roundtrips in response to seasonal traffic fluctuations. In the summer, these daytime flights will be operated with Boeing 777 equipment.

Frequency on the Kilimanjaro and Dar-es-Salaam routes will be reduced from seven to five weekly roundtrips in April and May, which mark the rain season in these popular tourist destinations, traditionally resulting in a decline in traffic on these routes.
KLM’s flights to Cairo will be switched to different days, but frequency will be maintained at five weekly roundtrips.

Middle East KLM is still unable to commence services to Baghdad, owing to the continuing instability. Passengers bound for Baghdad are currently being flown to nearby Kuwait.
The daily services to Dubai will be operated with Boeing 777 equipment during the summer.

KLM’s 2004 summer schedule can be found on and in reservations systems.

For further information, please contact: KLM Media Relations, Bart Koster, tel. +31 20 649 45 45.
KLM photo material: http://www.presslink.nl/klm/

AMS/DR/BK/rdn